Guangshen Railway Announces 2004 Interim Results
                   Profit from Operations Surged 88.7 percent

(12 August 2004, Hong Kong) - Guangshen Railway Company Limited ("Guangshen Railway" or the "Company") (SEHK code: 0525, NSE code: GSH) and its subsidiaries today announced that their unaudited profit attributable to shareholders was approximately RMB299.4 million as of 30th June 2004, representing an increase of approximately 76.1% over the same period of last year, and earnings per share were RMB0.069. The Company achieved substantial growth in total revenues from operations, which amounted to approximately RMB 1,402.6 million, representing an increase of approximately 36.3% over the same period of last year. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June 2004.

Mr. Wu Junguang, Chairman of the Company, said, 'The achievement of satisfactory results during the interim period was due to the fast-growing economies in Guangdong Province and Hong Kong Special Administrative Region ("Hong Kong") and the gradual implementation of the Closer Economic Partnership Arrangement between Hong Kong and Chinese mainland ("CEPA"), as well as the implementation of the 'Relaxed Individual Travel' program to Hong Kong and Macau Special Administrative Region ("Macau").'

In the first half of 2004, the Company recorded a continuous growth in the total number of passengers, which amounted to 23.63 million, representing an increase of approximately 35.2% over the same period of last year. The number of passengers travelling on the Guangzhou-Shenzhen trains, the Hong Kong through-trains and the long-distance passenger trains increased approximately by 40.8%, 70.6% and 28.3% respectively. The revenues from passenger transportation business in the first half of 2004 had increased significantly by 43% over the same period of last year to RMB1,071.3 million.

                Guangshen Railway Announces 2004 Interim Results

The substantial growth in the passenger transportation business was mainly due to: (1) the disappearance of SARS epidemic in 2004, the major cause of substantial decrease in number of passengers in 2003; (2) the evident increase in the number of businessmen and tourists travelling between the mainland and Hong Kong with the official implementation of CEPA and the increase in number of cities allowing the "Relaxed Individual Travel" program to Hong Kong and Macau; and (3) the increase in the frequency of train operation: the Company operated seven more pairs of high speed passenger trains between Guangzhou and Shenzhen, four additional pairs of Hong Kong through-trains and one extra pair of long-distance passenger trains departing from Shenzhen.

In the freight transportation segment, the total tonnage of freight transported by the Company was 15.583 million tonnes, representing an increase of approximately 21.8% over the same period of last year. The outbound freight tonnage increased by approximately 27.8% over the same period of last year and the inbound freight tonnage increased by approximately 19.8% over the same period of last year. The total revenue generated from the freight transportation was RMB257.5 million, representing an increase of approximately 13.1% over the same period of last year.

The growth in freight transportation business was mainly due to: (1) the economic growth in Chinese backland created increasing demands in the transportation market; (2) the increase in freight transported by railroad as a result of the Chinese government's recent large-scale crackdown on oversize and overloaded trucks on highways and the implementation of the newly promulgated "Road Traffic Safety Law"; (3) the adoption by the Company of more flexible transportation prices increased market competitiveness; and (4) the improvement of organizing and management in the freight transportation and the usage efficiency of the freight trains by the Company.

                Guangshen Railway Announces 2004 Interim Results

Mr. Wu concluded, "The Company will continuously capture market opportunities from the fast-growing economies and the increase in demand in the passenger and freight transportation market in the Company's service region. In order to establish the Guangzhou-Shenzhen railway as speedy, frequent, high-tech and profitable emodern railway and safe, comfortable, premium, fast and convenient means of transport among three international cities: Guangzhou, Shenzhen and Hong Kong, the Company will continue with its implementation and improvement of the "As-frequent-as-buses" Train Project of Guangzhou-Shenzhen high-speed passenger trains, enhance transportation organization management, accelerate the improvement of its facilities, strengthen its corporate management system, enhance its corporate culture and improve its service quality."

Information about Guangshen Railway Company Limited
The Company was established in 1996 and is principally engaged in railway passenger and freight transportation businesses and related services and businesses. It is the first and currently the only enterprise in the PRC railway industry listed overseas and its shares are listed in Hong Kong and New York.

Attachment:
1) Condensed Consolidated Income Statement (Unaudited)
2) Condensed Consolidated Balance Sheet

Press Enquiry:
Elegance Communications Limited
Carol Yue
Tel: 2283 2090
Fax: 2283 2283
Email: carol.yue@eleganceholdings.com

                Guangshen Railway Announces 2004 Interim Results



Condensed Consolidated Income Statement
(Unaudited)

                                                                      For the six months ended June 30,
                                                                     2004            2003           2004
                                                                  RMB'000         RMB'000        US$'000

Revenues from railroad businesses
   Passenger                                                    1,071,267         748,999        129,068
   Freight                                                        257,539         227,694         31,029
----------------------------------------------------------------------------------------------------------
   Sub-total                                                    1,328,806         976,693        160,097
Revenues from other businesses                                     73,830          52,691          8,895
----------------------------------------------------------------------------------------------------------
Total revenues                                                  1,402,636       1,029,384        168,992
----------------------------------------------------------------------------------------------------------
Operating expenses
   Railroad businesses                                           (983,015)       (795,148)      (118,436)
   Other businesses                                               (73,168)        (50,672)        (8,815)
----------------------------------------------------------------------------------------------------------
Total operating expenses                                       (1,056,183)       (845,820)      (127,251)
----------------------------------------------------------------------------------------------------------
Profit from operations                                            346,453         183,564         41,741
Other income                                                       17,815          17,621          2,146
Finance costs                                                        (432)           (920)           (52)
Share of profit of associates before tax                           (6,210)            209           (748)
----------------------------------------------------------------------------------------------------------
Profit before tax                                                 357,626         200,474         43,087
Income tax expense                                                (58,507)        (31,011)        (7,049)
----------------------------------------------------------------------------------------------------------
Profit from ordinary activities after tax                         299,119         169,463         36,038
Minority interests                                                    241             542             29
----------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                               299,360         170,005         36,067
----------------------------------------------------------------------------------------------------------
Earnings per share
   Basic                                                         RMB0.069        RMB0.039       US$0.008
----------------------------------------------------------------------------------------------------------
   Diluted                                                            N/A             N/A            N/A
----------------------------------------------------------------------------------------------------------

                Guangshen Railway Announces 2004 Interim Results

Condensed Consolidated Balance Sheet


                                                                      As of          As of         As of
                                                                   June 30,   December 31,      June 30,
                                                                       2004           2003          2004
                                                                    RMB'000        RMB'000       US$'000
                                                                (Unaudited)      (Audited)

Non-current assets
Fixed assets                                                      7,016,784      6,952,878       845,396
Construction-in-progress                                            271,142        390,393        32,668
Leasehold land payments                                             643,978        652,083        77,588
Interests in associates                                             134,015        140,494        16,146
Available-for-sale investments                                      167,962        167,962        20,236
Deferred tax assets                                                   6,282          6,154           757
Deferred staff costs                                                158,459        166,003        19,393
----------------------------------------------------------------------------------------------------------
                                                                  8,398,622      8,475,967     1,012,184
----------------------------------------------------------------------------------------------------------
Current assets
Materials and supplies                                               35,268         38,692         4,249
Trade receivables, net                                              109,271         80,614        13,165
Due from related parties                                            214,812        199,921        26,641
Prepayments and other receivables, net                              232,149        248,960        26,908
Temporary cash investments                                          734,866        627,440        88,538
Cash and cash equivalents                                         1,776,832      1,402,359       214,076
----------------------------------------------------------------------------------------------------------
                                                                  3,103,198      2,597,986       373,577
----------------------------------------------------------------------------------------------------------
Current liabilities
Trade payables                                                       66,956         34,625         8,067
Payables for construction of fixed assets                           183,403        148,258        22,097
Due to Parent Company                                                16,543         37,230         1,993
Due to related parties                                              128,939        120,605        15,535
Dividends payable                                                   455,684            232        54,902
Taxes payable                                                        64,025         49,494         7,714
Accrued expenses and other payables                                 367,670        308,793        44,297
----------------------------------------------------------------------------------------------------------
                                                                  1,283,220        699,237       154,605
----------------------------------------------------------------------------------------------------------
Net current assets                                                1,819,978      1,898,749       218,972
----------------------------------------------------------------------------------------------------------
Total assets less current liabilities                            10,218,600     10,374,716     1,231,156
----------------------------------------------------------------------------------------------------------
Minority interests                                                   52,115         52,358         6,279
----------------------------------------------------------------------------------------------------------
Net assets                                                       10,166,485     10,322,358     1,224,877
----------------------------------------------------------------------------------------------------------
Representing:
   Share capital                                                  4,335,550      4,335,550       522,355
   Reserves                                                       5,830,935      5,986,808       702,522
----------------------------------------------------------------------------------------------------------
Total capital and reserves                                       10,166,485     10,322,358     1,224,877
----------------------------------------------------------------------------------------------------------